SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102 (Cusip Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d – 1(d)

CUSIP No. 82620P102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert L. Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

569,949
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

569,949
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

569,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.84%
12	TYPE OF REPORTING PERSON *

IN

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 5 Pages

Item 1:	(a)	Issuer:

Sierra Bancorp

	(b)	Principal Executive Offices:

86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing:

Robert L. Fields

	(b)	Address:

1276 Highland Drive, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities:

Common Stock, no par value

	(e)	Cusip #82620P102

Item 3:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 5 Pages

Item 4:	(a) Total Shares Beneficially Owned:

569,949

(b) Percentage Ownership:

5.84%

(c) (i) Shares with Sole Voting Power:

569,949

(ii) Shares with Shared Voting Power:

None

(iii) Shares with Sole Dispositive Power:

Same shares as Item i above

(iv) Shares with Shared Dispositive Power:

None

Item 5:	N/A

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/07
Date

/s/ Robert L. Fields
Signature
Robert L. Fields
Name/Title

Schedule 13G